Hilton Group plc

Ladbroke Group

Ref: 82-1571



With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com







Hilton Group plc

03 AUG -7 AM 7:21

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 31 JULY 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 110,283,928 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 6.98% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	7,132,700
MELLON BANK	78,773
STATE STREET NOMINEES LIMITED	3,769,018
J P MORGAN CHASE	4,700
NORTRUST NOMINEES	41,200
STATE STREET NOMINEES LIMITED	711,523
BROWN BROTHERS HARRIMAN	44,000
NORTHERN TRUST	159,100
LLOYDS BANK NOMINEES LIMITED	851,800
STATE STREET BANK & TRUST	172,200

DW 8/7

J P MORGAN CHASE	324,300
CHASE MANHATTAN BANK LONDON	23,065,193
CHASE NOMINEES LIMITED	6,001,400
BANK OF NEW YORK LONDON	3,251,626
MELLON NOMINEES LIMITED	929,800
CREDIT SUISSE FST BOS ZURICH	23,000
NORTHERN TRUST	614,900
CHASE NOMINEES LIMITED	469,029
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	655,100
DEUTSCHE BANK	783,900
CITIBANK	938,900
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	1,134,070
CHASE MANHATTAN BANK LONDON	6,679,112
STATE STREET BANK & TRUST	4,469,599
BANK OF NEW YORK LONDON	19,369,200
CHASE NOMINEES LIMITED	825,300
DEUTSCHE BANK	930,176
NORTHERN TRUST	9,245,362
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	2,141,600
NATIONAL AUSTRALIA BANK	24,100

PICG	14,600
J P MORGAN	6,768,500
STATE STREET NOMINEES LIMITED	2,451,500
CITIBANK	225,400
MSS NOMINEES LIMITED	2,091,447
NORTRUST NOMINEES LIMITED	2,160,700
CHASE MANHATTAN BANK AG FRANKFURT	59,800
MORGAN STANLEY	1,266,500
BROWN BROTHERS HARRIMAN	298,500
TOTAL	110,283,928